Exhibit 99.1
Notice of Annual General Meeting
to be held on 22 September 2022

GH Research PLC

(the Company or GH Research)
THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.
If you are in any doubt as to the action to be taken, you should consult with your independent financial adviser who, if you are taking advice in Ireland, is authorised or exempted under the European Communities (Markets in Financial Instruments) Regulations 2017 or the Investment Intermediaries Act, 1995.
If you have sold or transferred your entire holding of ordinary shares in GH Research, please pass this document, together with the attached proxy form, to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale was effected, for transmission to the purchaser or transferee as soon as possible.
10 August 2022

To: All GH Research shareholders
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
Dear Shareholder
The Annual General Meeting of GH Research will be held at 2 pm (Dublin time) on 22 September 2022 at 3 Dublin Landings North Wall Quay Dublin 1, Ireland (the AGM).
The purpose of this letter is to outline the background to and summarise the resolutions to be proposed at the AGM. Please refer to the form of proxy for the AGM (which is separately provided) and the notes on pages 5 to 7 for details on how to vote your shares and return your form of proxy. Your attention is also drawn to the notice of the AGM on page 4 which sets out the matters to be considered at the AGM.
Re-election of Directors (ordinary resolutions 1.1 to 1.4)
In accordance with our constitution, all members of our board of directors (the Board) must retire from office, and are eligible to stand for re-election, at each AGM.
Accordingly, the following, being all the directors of the Company, will stand for re-election at the AGM:
-	Florian Schönharting – Co-Founder and Chairman
-	Michael Forer, LL.B. – Vice Chairman
-	Dermot Hanley – Director
-	Duncan Moore, PhD – Director
Each of our directors is a non-executive director and our board has determined that Michael Forer, Dermot Hanley and Duncan Moore qualify as independent directors under the applicable requirements of Nasdaq, the U.S. Securities Exchange Act of 1934, as amended, and the U.S. Securities and Exchange Commission (the SEC).
Each of our directors demonstrate the necessary commitment to the role and provide valuable skills, knowledge and experience and makes important contributions to the working of the Board. Further information on the experience, qualifications and industry knowledge of the current directors is available in our Irish statutory financial statements (the 2021 Irish Accounts) and/or our annual report on Form 20-F (the 2021 Form 20-F), in each case for the financial period ended 31 December 2021 and which have been made available at https://investor.ghres.com/corporate-governance/shareholder-meetings. Details of current committee composition is set out on our website at https://investor.ghres.com/corporate-governance/committee-composition.
GH Research's 2021 Irish statutory financial statements (ordinary resolution 2)
This resolution is to review GH Research's affairs and consider the 2021 Irish Accounts which have been audited by PricewaterhouseCoopers Ireland, GH Research’s independent auditors. The 2021 Irish Accounts are being made available to shareholders at the same time as this notice on https://investor.ghres.com/corporate-governance/shareholder-meetings.
Appointment and remuneration of Auditors (ordinary resolution 3)
This resolution ratifies the appointment of PricewaterhouseCoopers Ireland as GH Research’s independent auditors and authorises the Board to fix their remuneration.
There is no resolution dealing with executive compensation as GH Research, being a foreign private issuer, is not obliged to provide a “say on pay” shareholder resolution on executive compensation. Details of GH Research's executive officers compensation for 2021 are available in the 2021 Irish Accounts and 2021 Form 20-F which are available at https://investor.ghres.com/corporate-governance/shareholder-meetings.
Approval of Resolutions
Resolutions 1.1 to 1.4, 2 and 3 are ordinary resolutions which require approval of a simple majority of the votes cast in person or by proxy.

Recommendation of Directors
Your Board believes that the resolutions to be proposed at the AGM are in the best interests of the Company and its shareholders. Accordingly, your directors unanimously recommend that you vote in favour of all resolutions as they intend to do in respect of the shares held by them.
Yours sincerely,

Florian Schönharting
Chairman

GH Research PLC
28 Baggot Street Lower
Dublin 2
Ireland
D02NX43
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON 22 SEPTEMBER 2022
To: All GH Research shareholders
NOTICE is hereby given that the AGM of the Company will be held at 2 pm (Dublin time) on 22 September 2022 at 3 Dublin Landings North Wall Quay Dublin 1, Ireland.
ORDINARY BUSINESS
To consider and, if thought fit, pass the following ordinary resolutions:
1.	To re-elect, by separate resolutions, the following individuals who retire as directors in accordance with the constitution of the Company and, being eligible, offer themselves for re-election:
1.1.	Florian Schönharting
1.2.	Michael Forer, LL.B.
1.3.	Dermot Hanley
1.4.	Duncan Moore, PhD
2.	To review the affairs of the Company and consider the Irish statutory financial statements for the year ended 31 December, 2021, and the reports of the directors and auditors thereon.
3.
To ratify the appointment of PricewaterhouseCoopers Ireland as independent auditors of the Company for the year ending 31 December, 2022, and to authorise the Board to fix the remuneration of the auditors.

By Order of the Board

Magnus Halle
Company Secretary

Dublin, Ireland
Dated: 10 August 2022
The AGM will be held in accordance with prevailing Irish Government COVID-19 related restrictions and public health guidance in place at the time of the AGM. In the event that a change of meeting arrangements becomes necessary due to such restrictions or guidance, GH Research will promptly communicate this to shareholders by an announcement in a press release, on the investor relations page of https://investor.ghres.com/ and a current report on Form 6-K with the SEC. GH Research advises shareholders to monitor the page regularly, as circumstances may change on short notice.

NOTES:
1.	Information and Documentation
Information regarding the AGM is available on the Company’s website https://www.ghres.com/. If you require a paper copy of the 2021 Irish Accounts and 2021 Form 20-F, please refer to the information on the notice or proxy card you received for the meeting.
2.	Who is eligible to vote and how?
The record date for the AGM is 29 July, 2022.
If your shares are registered in your name, you are a shareholder of record. Shareholders of record who are entered in the register of members of the Company on 29 July, 2022 shall be entitled to attend, speak, ask questions and vote at the AGM, or if relevant, any adjournment thereof. Changes in the register of members of the Company after that time will be disregarded in determining the right of any person to attend and/or vote at the Annual General Meeting.
For those shareholders whose shares are not held in their name, but rather in an account at a brokerage firm, bank, dealer or other similar organisation (i.e. in a “street name”), who in turn hold through The Depository Trust Company (DTC), their entitlement to vote is determined as at 29 July, 2022.
Depending on whether your shares are registered in your name or whether your shares are held in a “street name” the arrangements are as follows:
Shareholder of Record: Shares Registered in Your Name
As a shareholder of record, you may vote in person at the AGM or vote by proxy. In the case of joint holders, the vote of the senior member who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other shareholder of record and, for this purpose, seniority shall be determined by the order in which the names stand in the register of members of the Company in respect of the joint holding. The appointment of a proxy will not preclude a shareholder of record from attending, speaking, asking questions and voting at the AGM should the shareholder subsequently wish to do so. A proxy need not be a member of the Company. If you wish to appoint more than one proxy or a person not listed on the form of proxy, please contact our Company Secretary at 28 Baggot Street Lower, Dublin 2, Ireland.
A Form of Proxy is enclosed with this notice of AGM for shareholders of record. To be effective, the Form of Proxy duly completed and executed, together with any authority under which it is executed, or a certified copy thereof, must be lodged with the Company Secretary at 28 Baggot Street Lower, Dublin 2, Ireland, so as to be received by no later than 3 hours before the AGM on 22 September, 2022, or if the AGM is adjourned, 3 hours before the time appointed for the adjourned meeting or (in the case of a poll taken otherwise than at or on the same day as the AGM or adjourned meeting) the day before the taking of the poll at which it is to be used. Any alteration to the Form of Proxy must be initialled by the person who signs it.
Alternatively, provided it is received by no later than 3 hours before the AGM on 22 September, 2022, or if the AGM is adjourned, 3 hours before the time appointed for the adjourned meeting, the appointment of a proxy may be submitted by telephone or electronically, subject to the applicable terms and conditions, using the phone number on the Form of Proxy and following the instructions provided. The information you need to appoint your proxy by telephone or electronically is included at the top of your Form of Proxy.
You need only vote in one way (so that, if you vote by Internet or by telephone, you need not return the Form of Proxy). In the case of a corporation, the Form of Proxy must be either executed under seal or signed on its behalf by a duly authorised officer or attorney.
Beneficial Owner: Shares Registered in the Name of a Broker, Bank or Other Agent (i.e. in a “Street Name”)
If, as at 29 July, 2022, your shares were not held in your name, but rather in an account at a brokerage firm, bank, dealer or other similar organisation, who in turn hold through DTC, then you are the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you by that organisation, together with instructions as to voting. You will need to carefully follow the instructions from your broker, bank or other agent or contact your broker, bank or other agent if you have any queries.
As a beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account as per the instructions enclosed by your broker.
Therefore, as a beneficial owner of shares registered in the name of your broker, bank or other agent, who in turn hold the shares through DTC, you should have received a voting instruction card and voting instructions with these proxy materials from that organisation rather than from us. Simply follow the instructions on the voting instruction card provided by your broker, bank or other agent to ensure that your vote is counted.
3.	Attending the AGM - COVID-19 Notice
The AGM will be held in accordance with prevailing Irish Government COVID-19 related restrictions and public health guidance in place at the time of the AGM. In the event that a change of meeting arrangements becomes necessary due to such restrictions or guidance, GH Research will promptly communicate this to shareholders by an announcement in a press release, on the investor relations page of https://investor.ghres.com/investor-relations and a filing with the SEC. GH Research advises shareholders to monitor the page regularly, as circumstances may change on short notice.
4.	How many votes do you have?
The total number of issued ordinary shares on the record date, 29 July, 2022, was 52,020,849. Voting on each of the resolutions will be decided on a poll, This means that every shareholder present in person and every proxy shall have one vote for every share of which he is the holder or proxy. Ordinary resolutions are required to be passed by a simple majority of shareholders voting in person or by proxy. Special resolutions are required to be passed by a majority of 75 per cent of shareholders voting in person or by proxy.
5.	Broker Voting
If your shares are held by a broker on your behalf (that is, in a “street name”), and you do not instruct the broker as to how to vote these shares, the broker may not exercise discretion to vote for or against any of the proposals. This would be a “broker non-vote” and these shares will not be counted as having been voted on the proposals. Please instruct your bank or broker so your vote can be counted.
6.	Can I change my vote after submitting my proxy?
Shareholder of Record: Shares Registered in Your Name
Yes. You can revoke your proxy at any time before the final vote at the AGM. If you are the record holder of your shares, you may revoke your proxy in any one of three ways:
•
You may submit another properly completed proxy with a later date. Your revised proxy must be received no later than 3 hours before the commencement of the AGM at 2 pm Dublin time on 22 September, 2022, or if the AGM is adjourned, before the commencement of the adjourned meeting;

•
You may send a written notice that you are revoking your proxy to the Company Secretary at 28 Baggot Street Lower, Dublin 2, Ireland. Your notice must be received no later than 3 hours before the commencement of the AGM at 2 pm Dublin time on 22 September, 2022, or if the AGM is adjourned, before the commencement of the adjourned meeting; or

•	You may attend the AGM and vote in person.
Beneficial Owner: Shares Registered in the Name of a Broker, Bank or Other Agent (i.e. in a “Street Name”)
If your shares are held by your broker, bank or other agent, you should follow the instructions provided by them. Please contact your broker, bank or other agent if you have any queries.

7.	What does it mean if I receive more than one set of materials?
If you receive more than one set of materials, your shares are registered in more than one name or are registered in different accounts. In order to vote all the shares you own, you must sign and return all of the proxy cards or follow the instructions for any alternative voting procedure on each of the proxy cards you receive.